Sean Di Ianni, age 32, is the Chief Operating Officer and a Director of the Company and held the same title in the Prior Company. Sean has been an integral member of Meow Wolf since 2008 and was Design and Construction Director for the Prior Company's Due Return project, Meow Wolf's most ambitious and successful project before the opening of the House of Eternal Return. Sean has experience in project management, operations, construction, fabrication, and design. As COO for Meow Wolf, Sean leads construction of the exhibition and oversee administration including daily operations, staffing, and strategic planning.